SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2005
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the CEO’s discussion of the Company’s outlook for 2005. Attached hereto is a copy of the press release dated July 21, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

	By:	/s/ CLEOFAS HINOJOSA SAENZ

	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: July 22, 2005

Homex CEO Discusses Outlook for 2005

        CULIACAN, Mexico, July 21 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) today announced new combined guidance for 2005, after the Beta acquisition was completed and effective July 1, 2005. The Company’s CEO, Gerardo de Nicolas, talked with members of the investment community during the second quarter earnings conference call today.

        “Homex has made good progress in integrating the operations of Beta with Homex and expects to fully switch over to Homex’s IT backbone before year-end. The acquisition of Beta propels Homex into a leading position within the industry. Collectively, we have approximately a 6% share of the market. More importantly, it strengthens considerably our presence in the top four markets: the State of Mexico, Guadalajara, Monterrey and Tijuana. Our goal is to efficiently consolidate Beta into our operations to maximize shareholder value, and we are confident in achieving this goal,” commented Gerardo de Nicolas, Chief Executive Officer of Homex.

        The Company expects revenues for 2005 to reach approximately Ps.10.0 billion (US$909 million), generating an EBITDA of approximately Ps.2.25 billion (US$205 million). Homex also expects the combined companies to have units sales in the range of 40,000 homes for 2005.

        About Homex
        Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

        For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

        Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Desarrolladora Homex, S.A. de C.V.
        -0-                                                                      07/21/2005
        /CONTACT:  Carlos J. Moctezuma, Head of Investor Relations of Homex,
+5266-7758-5838, cmoctezuma@homex.com.mx; or Investors:
investor.relations@homex.com.mx/
        /Web site:  http://www.homex.com.mx /